U.S. SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C. 20549

                                     FORM 12b-25


  --------------------         NOTIFICATION OF LATE FILING
  SEC FILE NUMBER
  1-10623
  --------------------      (Check One):
  CUSIP NUMBER
  697640-10-0
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  [ ]Form 10-K and Form 10-KSB  [ ]Form 20-F  [ ]Form 11-K
  [X]Form 10-Q and Form 10-QSB  [ ]Form N-SAR

       For Period Ended: March 31, 1999

       [ ] Transition Report on Form 10-K
       [ ] Transition Report on Form 20-F
       [ ] Transition Report on Form 11-K
       [ ] Transition Report on Form 10-Q
       [ ] Transition Report on Form N-SAR
       For the Transition Period Ended:  Not Applicable

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       Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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       If the  notification relates to a portion of the  filing checked above, identify the Item(s) to which the notification relates: Not
  Applicable

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  Part I--Registrant Information
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       Full Name of Registrant:  Pamet Systems, Inc.

       Former Name if Applicable:  Not Applicable

       Address of Principal Executive Office:  1000 Main Street
                                               Acton, MA  01720

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  Part II--Rules 12b-25 (b) and (c)
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       If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

  [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

  [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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  Part III--Narrative
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       State below in reasonable detail the reasons why Form 10-K and Form
  10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

       The Registrant is unable to file its Quarterly Report on Form
  10-QSB for the period ended March 31, 1999 within the prescribed period because the Registrant's accpuntants had been unable to complete the year end audit on time and this delay has extended into the closing of the first quarter.

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  Part IV--Other Information
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       (1) Name and telephone number of person to contact in regard to this notification

       Richard C. Becker                   (978)                263-2060
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            (Name)                      (Area Code)        (Telephone Number)

       (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                  [X] Yes    [ ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                  [X] Yes   [ ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

  Net sales for the period ending March 31, 1999 were $387,584 compared to $604,163 for the period ending March 31, 1998. The net loss for the period ending March 31, 1999 was $(631,137) or $(.25) per share as compared to $(441,061) or $(.17) per share for the period ending March 31, 1998. The increase in the net loss for the period ending March 31, 1999 can be attributed to the reduced sales associated as customers delaying purchases of the Company's core line products while awaiting the next generation NT products as well as the significant research and development expeditures associated with the development of the new NT based products.



                        Pamet Systems, Inc.
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               (Name of Registrant as specified in charter)

  has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

  Date: May 14, 1999                    By:Richard C. Becker
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  INSTRUCTION: The form may be signed by an executive officer of the
  Registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the Registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

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